SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 DCG/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 967, of 02.28.2023 DEL-016, of 02.28.2023 DEL-019, of 02.28.2023

CERTIFICATE

MINUTES OF THE NINE HUNDREDTH AND SIXTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

We hereby certify, for all due purposes, that the 967th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on the twenty-eighth of February of the year two thousand and twenty-three, at 09:00 am and the work was concluded at 06:00 pm. The meeting took place in person at the Holding's central office, located at Rua da Quitanda, 196, 25º andar – Rio de Janeiro - RJ. The call took place on the twenty-first day of February of the year two thousand and twenty-three, under the terms recommended by the Articles of Incorporation. In person, Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the proceedings. The Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) attended the meeting in person. There was no record of absence from the meeting, which is thus understood as non-participation in any segment of the Board. The council was hosted by Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). President WILSON FERREIRA JR (WFJ) and Legal Director JOSÉ EDUARDO GUIMARÃES BARROS (JGB) attended the meeting in person, as guests. INSTRUCTIONS: The support material was made available to the Board members through the Governance Portal. QUOROM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in art. 25, head provision, of Eletrobras' Articles of Incorporation, the resolutions of this conclave must be opened with the presence of the majority of its members, and its resolutions must be passed, as a general rule, by the majority of those present, except in the cases of a qualified quorum described in art. 26 of the Articles of Incorporation. The meeting was held with the presence of nine members, in compliance with the minimum quorum of five members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. Prior declaration of conflict of interest on the part of a Director and/or their momentary absence from the Board entails their being subtracted for the purposes of calculating the respective minimum quorum for deliberation. DECISION: DEL-016/2023. Implementation of the New Compensation Approved at Eletrobras' 184th EGM: approval of the Compensation Program based on Stock Options and the model contract for granting stock options. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its powers, based on the rapporteur's presentation, the favorable opinion issued by the Statutory People Committee - CPES at its 039th meeting held on 02.27.2023, the supporting material and the documents below, RESOLVED: Compensation Program Based on Eletrobras Stock Options ("SOP Program" or "Stock Options Program"); Annex 1 - Model Stock Options Grant Contract; Legal opinion signed by the law firm Freitas, Leite e Avvad Advogados; 1. to approve the Stock Options Program and the contractual model for granting stock options, in line with the Compensation Plan Based on Stock Options approved by Eletrobras' 184th EGM; 2. to

2 DCG/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 967, of 02.28.2023 DEL-016, of 02.28.2023 DEL-019, of 02.28.2023

determine that the Financial and Investor Relations Board - DF adopt the necessary measures so that the Company has sufficient shares to deliver to the beneficiaries within the deadlines signed in the respective grant contracts, in the event that the Company opts for the alternative settlement structure referred to in item 7.4 of the SOP Program; 3. to determine that the People Management Office (DSP) shall be responsible for managing the stock option contracts that may be signed by the Company within the scope of the Program in question, including signaling to DF the number of shares and the dates set for their delivery to their beneficiaries, in the event that the Company opts for the alternative settlement structure referred to in item 7.4 of the SOP Program; 4. to determine that the Governance, Risks and Compliance Board - DC, with the support of the Governance Office - DCG and the Compliance Office - DCC, and the Finance and Investor Relations Board, with the support of the Investor Relations Office - DF, establish an internal compliance procedure, so that the Beneficiaries of the Program in question, as well as other leaders and executives of Eletrobras companies, are obliged to consult the Company in advance regarding the existence or not of impediments and/or temporary prohibitions to carrying out purchase and sale operations of securities issued by Eletrobras, in line with what is recommended in the Policy for Disclosure of Relevant Information and Securities Trading of Eletrobras companies, as well as the legal provisions and regulatory standards issued by the CVM; 5. determine that the People Management Office (DSP), the Governance, Risks and Compliance Office (DC), the Compliance Office (DC), the Governance Office (DCGG), the Finance and Investor Relations Office (DF) and the Investor Relations Office (DF) take the necessary measures to comply with this Resolution. Deliberative Quorum: Unanimous, under the terms of the proposal presented by the CPES and reported by the PBL Coordinator, who reported that the instruments of the program and the restricted stock grant contracts had been drawn up by the law firm Freitas, Leite e Avvad Advogados and reviewed by the People Committee. DEL-019/2023. CHESF - Approval of the General Conditions of the Financing Agreement to be entered into by CHESF with Banco do Nordeste do Brasil S.A.- BNB for the implementation of Reinforcements and Improvements to the subsidiary's transmission facilities, in the amount of up to BRL 96,785,769.49. RES 052, of 02.13.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its powers, based on the decision of the Executive Board, on the favorable opinion of the Statutory Audit and Risks Committee - CAE at its 289th meeting held on 02.14.2023 and on the supporting material, RESOLVED: Executive Board Resolution 052, of 02.13.2023; Executive Board Report DF-013, of 02.13.2023. Executive Summary DFF-002, of 02.13.2023; 1. To agree to the contracting of a Private Instrument Financing to be entered into by CHESF with Banco do Nordeste do Brasil S.A. - BNB for the implementation of Reinforcements and Improvements to the subsidiary's transmission facilities, in the amount of up to BRL 96,785,769.49, and in accordance with the following General Conditions:

BANK	BnB
Embodiment	Private Instrument Financing Agreement
Amount:	Up to BRL 96,785,769.49
Indicative rate *:	Including performance bonuses: IPCA + 3.6626% p.a. (Priority Location Factor) IPCA + 4.4765% p.a. (Non-Priority Location Factor).**
Total Term:	156 months, including grace period (24 months)
Amortization Payment:	Monthly, after the grace period;
Payment of interest:	Quarterly: during the grace period; and Monthly: after the grace period;

3 DCG/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 967, of 02.28.2023 DEL-016, of 02.28.2023 DEL-019, of 02.28.2023

Guarantees

▪ Provided by Chesf:

i. Fiduciary Assignment of Liquidity Fund in Reserve Account;

ii. Linking and Centralization of Receivables: Represented by Chesf's transmission revenues that are already in transit at BnB;

iii. Fiduciary Assignment of Credit Rights: Represented by the Additional Permitted Annual Revenue of the projects subject to the Financing;

▪ Provided by Eletrobras:

iv. Fiduciary: Centrais Elétricas Brasileiras S/A – Eletrobras Corporate Guarantee in the amount of the Financing Agreement.

Source of funds	Northeast Constitutional Financing Fund – FNE

*This is an indicative reference for December 2022, and the definitive rate will be fixed in the Financing Agreement, in accordance with what is in force within the scope of the Interest Rates of the Constitutional Funds for the FNE line at the time of execution of the Agreement. ** Relative participation by type of Location Factor in the amount financed will be defined within the scope of the Financing Agreement. 2. To approve the provision of a guarantee by Eletrobras, by means of a Corporate Guarantee, to the Financing Agreement to be entered into by CHESF with Banco do Nordeste do Brasil S.A.- BNB, in accordance with the Conditions set out in item (1); 3. To agree to the provision of guarantees by Chesf under the Financing Agreement to be entered into with Banco do Nordeste do Brasil, in accordance with the Conditions set out in item (1); 4. To delegate powers to Eletrobras' Executive Board to approve the Definitive Contractual Instrument that will formalize the Financing described in item (1), as well as any Amendments thereto, provided that these do not imply, after prior assessment by Eletrobras' financial area, a change in the structuring conditions of the operation, such as, but not limited to, an increase in the amount of the Financing and/or changes in the contracted financial charges, and without prejudice to compliance with the conditions usually practiced by the market; 5. To determine that the Corporate Finance Office (DFF), through the Funding, Guarantees and Debt Department (DFFG), the Governance Office (DCG), the Governance Secretariat (DCGG) and the General Secretariat (DCGS) adopt, in their respective areas of activity, the necessary measures to comply with this Resolution. Deliberative Quorum: Unanimous. There being no further business to discuss, the board decided to draw up this document which, having been read and approved, will be signed by the Chairman of the Board of Directors of Eletrobras. It is recorded that the material supporting the resolution is filed at the Company's headquarters. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “head provision" of article 155 of Law no. 6.404/76 and is therefore not within the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, March 16, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.